IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

May 6, 2014

Michelle Roberts

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds Variable Insurance Portfolios (Registrant)

File No. 811-05017/CIK No. 810016

On behalf of the Registrant, I am responding to the comments that you gave to Misty Bodenstab via telephone on April 25, 2014, as I understand them, regarding Schedule 14A, as filed on April 16, 2014 with respect to the Micro Cap Growth series (“Fund”) of the Registrant. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In the Overview paragraph of Proposal One – please confirm that the Fund’s advisory fees will not increase.

	Response:	We confirm that the Fund’s advisory fees will not increase and have added the following to the second sentence, “or the aggregate advisory fee paid by the Fund.”

2.	Comment:	After the table in the section about Wall Street Associates (“WSA”), the subadvisor to Fund, does WSA waive or reduce its compensation under any applicable contract?

	Response:	WSA does not waive or reduce compensation for either of the registered investment companies listed in the chart.

3.	Comment:	In The New Agreement section, second paragraph, please add date the contract was last submitted to the shareholders and the purpose of such submission.

	Response:	We have added the following, “The Previous Agreement was last approved by the initial shareholder of the Fund on April 3, 2009, pursuant to which that shareholder approved the reorganization of the Registrant from a Maryland Corporation to a Delaware statutory trust.”

4.	Comment:	In the section Evaluation by the Board of Trustees, please confirm that all relevant factors have been disclosed.

	Response:	We confirm that all relevant factors required by Section 15 of the 1940 Act have been disclosed in this section.

5.	Comment:	In the second paragraph under “Manager of Managers” Arrangement Section under Proposal 2, please confirm that the arrangement will not become effective until the Fund obtains an order exempting it from the requirements under Section 15(a) of the 1940 Act.

	Response:	We confirm that the arrangement will not become effective until the Fund obtains an order exempting it and have updated the paragraph to reflect that information.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2432.

Very Truly Yours,

/s/Mara D. Herrington

Mara D. Herrington

Vice President and Secretary

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